June 16, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Robert Babula
Staff Accountant
Office of Energy & Transportation
Yong Kim
Staff Accountant
Office of Energy & Transportation

Re:	South Jersey Industries, Inc.
File No. 001-06364
South Jersey Gas Company
File No. 000-22211
Form 10-K for the Year Ended December 31, 2019
SEC Letter dated June 5, 2020

Ladies and Gentlemen:

This letter sets forth the response of South Jersey Industries, Inc. and South Jersey Gas Company (together, the “Registrant” or the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission  (the “Commission”) dated June 5, 2020, relating to the review of the Registrant’s Form 10-K for the fiscal year ended December 31, 2019 (the “Form 10-K”).  For your convenience, we have reproduced the Staff’s comments preceding our responses below.

Form 10-K for the Year Ended December 31, 2019
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
SJI Utilities
SJG Utility Operations, page 41

Question 1:

We note your presentation of the non-GAAP measure utility margin for your South Jersey Gas Co. (“SJG”) and Elizabethtown Gas Company (“ETG”) utility operations. Please present reconciliations for these non-GAAP measures in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile these measures to the most directly comparable GAAP measure of gross margin. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response.

1 South Jersey Plaza, Folsom, NJ 08037  •  T:  1.609.561.9000  •  www.sjindustries.com

Response 1:
With regards to the non-GAAP measure utility margin, in accordance with Item 10(e)(1)(i)(B) of Regulation S-K, beginning with the Quarterly Report on Form 10-Q for the period ending June 30, 2020, and for all future periods (to be modified as appropriate to reflect then current information), the Company will add an additional disclosure in the definition of Utility Margin (currently disclosed on page 42), as follows (added information shown underlined below):

Management uses Utility Margin, a non-GAAP financial measure, when evaluating the operating results of SJG. Utility Margin is defined as natural gas revenues plus depreciation and amortization expenses, less natural gas costs, regulatory rider expenses and related volumetric and revenue-based energy taxes. Management believes that Utility Margin provides a meaningful basis for evaluating utility operations since natural gas costs, regulatory rider expenses and related energy taxes are passed through to customers, and since depreciation and amortization expenses are considered to be administrative. Natural gas costs are charged to operating expenses on the basis of therm sales at the prices approved by the BPU through SJG’s BGSS clause. Non-GAAP financial measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute for, the comparable GAAP measure.

Further, beginning with the Quarterly Report on Form 10-Q for the period ending June 30, 2020, and for all future periods (to be modified as appropriate to reflect then current information), the Company will modify its presentation of utility margin to include a reconciliation to gross margin, which is the most directly comparable GAAP measure, as an addition to the table showing utility operating revenues and utility margin for both SJG (currently disclosed on page 41) and ETG (currently disclosed on page 43).  Below is an excerpt showing the future presentation (additions are shown in bold):
1 South Jersey Plaza, Folsom, NJ 08037  •  T:  1.609.561.9000  •  www.sjindustries.com

SJG Utility Operations (page 41)

	2019	2018	2017
Total Utility Operating Revenues	563,793	541,808	512,482

Less:
Cost of Sales - Utility	211,344	209,649	204,432
Less: Intercompany Cost of Sales	5,433	6,192	4,772
Total Cost of Sales - Utility (Excluding Depreciation & Amortization)	205,911	203,457	199,660

Less: Depreciation & Amortization	93,910	82,622	71,654

Total GAAP Gross Margin	263,972	255,729	241,168

Add: Depreciation & Amortization	93,910	82,622	71,654
Less: Conservation Recoveries *	13,689	14,136	7,003
Less: RAC recoveries *	21,553	17,099	11,014
Less: EET Recoveries*	3,304	1,772	1,284
Less: Revenue Taxes	1,452	1,074	1,162
Utility Margin**	$317,884	$304,270	$292,359

ETG Utility Operations (page 43)
	Twelve Months Ended December 31, 2019	July 1, 2018 through December 31, 2018
Total Firm & Interruptible Revenues	325,128	125,604
Less: Total Cost of Sales – Utility (Excluding Depreciation & Amortization)	141,269	53,491
Less: Depreciation & Amortization	29,051	13,580
Total GAAP Gross Margin	154,808	58,533
Add: Depreciation & Amortization	29,051	13,580
Less: Regulatory Rider Expenses*	7,989	2,068
Utility Margin**	$175,870	$70,045

* Represents pass-through expenses for which there is a corresponding credit in operating revenues. Therefore, such recoveries have no impact on SJG's financial results.
** Utility Margin is a non-GAAP financial measure and is further defined under the caption "Utility Margin" below.

1 South Jersey Plaza, Folsom, NJ 08037  •  T:  1.609.561.9000  •  www.sjindustries.com

Form 10-K for Year Ended December 31, 2019
Financial Statements
Notes to Consolidated Financial Statements
19. Revenues, page 154

Question 2:

Please disclose the amount of revenue arising from alternative revenue programs. Refer to ASC 980-605-45-1. Please also disclose whether you meet all three of the recognition criteria within 980-605-25-4 and disclose the methodology used to calculate revenues from alternative revenue programs.

Response 2:
The Company’s alternative revenue recognition policies comply with the recognition criteria within 980-605-25-4. While the Company disclosed the existence of its revenue streams accounted for under ASC 980, we have not historically disclosed the dollar amount of such revenues and do not believe the amounts to be material. However, in consideration of the Staff’s comment, beginning with the Quarterly Report on Form 10-Q for the period ending June 30, 2020, and for all future periods (to be modified as appropriate to reflect then current information), the Company will revise its existing disclosure in Note 19 to include further information related to revenues arising from alternative revenue programs as follows (added information shown underlined below):

Revenues on the consolidated statements of income that are not with contracts with customers consist of (a) revenues from alternative revenue programs at the SJG, ETG and ELK utility operating segments (including CIP, AIRP, SHARP and WNC), and (b) both utility and nonutility revenue from derivative contracts at the SJG and ETG gas utility, wholesale energy, retail gas and retail electric operating segments. The Company’s rate mechanisms that qualify as alternative revenue programs are described in Note 10 to the Form 10-K for the year ended December 31, 2019.  These mechanisms are subject to compliance filings on an at least annual basis, and the tariff rate adjustments are designed to occur over this compliance period.  These rate mechanisms satisfy the criteria in ASC 980-605-25-4, as a) each mechanism is established by order of the New Jersey Board of Public Utilities (BPU) for SJG and ETG, and the Maryland Public Service Commission (MPSC) for ELK; b) the amounts recoverable under each program are determined by tracking and are probable of recovery; and c) the adjustments to tariff rates are designed to recover from or refund to customers within a 24 month period.  For each individual rate reconciling mechanism, operating revenues are recognized when allowable costs are greater than the amounts billed in the current period and are reduced when allowable costs are less than amounts billed in the current period.  Total revenues arising from alternative revenue programs at SJI were $29.0 million and $13.8 million for the years ended December 31, 2019 and 2018, respectively, and at SJG were $34.8 million and $16.9 million for the years ended December 31, 2019 and 2018, respectively.

1 South Jersey Plaza, Folsom, NJ 08037  •  T:  1.609.561.9000  •  www.sjindustries.com

If you have any questions or comments regarding the response or require additional information, please do not hesitate to contact me at (609) 561-9000.

Very truly yours,

/s/ Cielo Hernandez

Cielo Hernandez
Senior Vice President & Chief Financial Officer

1 South Jersey Plaza, Folsom, NJ 08037  •  T:  1.609.561.9000  •  www.sjindustries.com